EXHIBIT 99.1

NewsRelease

TransCanada to Address Letter to U.S. Department of State

CALGARY, Alberta – February 11, 2015 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) will hold a teleconference today to discuss the letter sent to the U.S. Department of State, which highlights TransCanada’s official response to the February 2 comment letter from the U.S. Environmental Protection Agency (EPA) on the Department of State’s Final Supplemental Environmental Impact Statement (FSEIS) for Keystone XL.

Russ Girling, TransCanada’s president and chief executive officer, and Alex Pourbaix, TransCanada’s executive vice-president and president, development, will be available at 9:30 a.m. (MT) / 11:30 a.m. (ET) to provide their remarks on the letter, the FSEIS, and the path forward for Keystone XL.

Members of the media are invited to participate by calling 888.789.9572 or 416.695.7806 (Toronto area) and enter pass code 6237739. Please dial in 10 minutes prior to the start of the call.

With more than 60 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

TransCanada Media Enquiries:
Shawn Howard/Mark Cooper
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522